SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                ATTORNEYS AT LAW









                                                              September 19, 2006

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

  Attention:      Raquel Howard
                  Terence O'Brien
                  Tia L. Jenkins

         Re:      Woize International Ltd.
                  Form 10-KSB for Fiscal Year Ended March 31, 2006 Filed July 14, 2006
                  File No. 0-51797


Ladies and Gentlemen:

     We are counsel to Woize International Ltd. (the "Company"). On behalf of the Company we hereby advise you that the Company is unable, without undue hardship, to respond by September 19, 2006 to the comments of the Commission on the above referenced filing. We are hereby requesting an extension of the date to respond until, on or before September 27, 2006.

     If you have any questions, please contact the undersigned.

                                                    Very truly yours,



                                                   /s/ Marcelle S. Balcombe
                                                   --------------------------
                                                   Marcelle S. Balcombe













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